UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Miragen Therapeutics, Inc.
(Name of Issuer)

Miragen Therapeutics, Inc.
(Title of Class of Securities)

60463E103
(CUSIP Number)

Kyle A. Lefkoff
1941 Pearl Street, Suite 300
Boulder, Colorado 80302
303) 444-6950
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2017
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60463E103	13D/A	Page 2 of 13 Pages
1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Boulder Ventures V, L.P. 01-0893942
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	1,607,437
	8	Shared Voting Power	0
	9	Sole Dispositive Power	1,607,437
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,437
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		7.5%*
14	Type of Reporting Person		PN
* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 3 of 13 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) BV Partners V, L.L.C. 01-00893943
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	1,607,437
	8	Shared Voting Power	0
	9	Sole Dispositive Power	1,607,437
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,437
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		7.5%*
14	Type of Reporting Person		OO

* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 4 of 13 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Boulder Ventures VI, L.P. 46-3860105
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	474,273
	8	Shared Voting Power	0
	9	Sole Dispositive Power	474,273
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,273
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)2.4%*		2.2%*
14	Type of Reporting Person		PN

* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 5 of 13 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) BV Partners VI, L.L.C. 46-3847523
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	474,273
	8	Shared Voting Power	0
	9	Sole Dispositive Power	474,273
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,273
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		2.2%*
14	Type of Reporting Person		OO
* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 6 of 13 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Kyle Lefkoff
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,081,710
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,081,710
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,081,710
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		9.8%*
14	Type of Reporting Person		IN
* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 7 of 13 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Jonathan L. Perl
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,081,710
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,081,710
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,081,710
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		9.8%*
14	Type of Reporting Person		IN

* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 8 of 13 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Peter A. Roshko
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,081,710
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,081,710
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,081,710
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		9.8%*
14	Type of Reporting Person		IN
* The denominator is based on the approximately 21.3 million shares of the common stock reported by the Issuer to be issued and outstanding as of February 13, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

CUSIP No. 60463E103	13D/A	Page 9 of 13 Pages

ITEM 1.                                                SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Statement on Schedule 13D filed on February 24, 2017, and relates to shares of common stock (the "Common Stock"), par value $0.01 per share (the "Shares"), of Miragen Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 6200 Lookout Road, Boulder, Colorado 80301.

ITEM 2.                                                IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Amendment is being filed by the following persons:  Boulder Ventures V, L.P., a Delaware limited partnership ("BV-V"), Boulder Ventures VI, L.P., a Delaware limited partnership ("BV-VI"), Kyle Lefkoff ("Lefkoff"), Jonathan L. Perl ("Perl") and Peter A Roshko ("Roshko") (each a "Reporting Person" and collectively the "Reporting Persons").

BV Partners V, LLC is the sole general partner of BV-V, and BV Partners VI, LLC is the sole general partner of BV-VI. Lefkoff, Perl and Roshko are members of BV Partners V, LLC and BV Partners VI, LLC and may be deemed to share investment and voting power over shares held by BV-V and BV-VI.  Lefkoff, Perl and Roshko disclaim beneficial ownership of the Shares held by BV-V and BV-VI, except to the extent of their respective pecuniary interests in such Shares.

The principal business of each of the Reporting Persons is venture capital investing.  The business address and principal executive offices of each of the Reporting Persons are 1941 Pearl Street, Suite 300, Boulder, Colorado 80302.

The Shares to which this Amendment relates are owned directly by BV-V and BV-VI.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). BV-V and BV-VI is each a limited partnership formed under the laws of the State of Delaware.  BV Partners V, LLC and BV Partners VI, LLC is each a limited liability company formed under the laws of the State of Delaware.  Lefkoff, Perl and Roshko are each United States citizens.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.                                                PURPOSE OF TRANSACTION.

Merger Agreement

As more fully described in the Agreement and Plan of Merger and Reorganization, dated as of October 31, 2016 (the "Merger Agreement"), by and among the Issuer, Signal Merger Sub, Inc. and the corporation then known as Miragen Therapeutics, Inc. ("Old Miragen"), the shares of common stock of Old Miragen were converted into the right to receive shares of the Issuer in the merger contemplated by the Merger Agreement (the "Merger").  Pursuant to the terms of the Merger Agreement, each share of Old Miragen common stock was converted into the right to receive 0.7031 Shares of the Issuer's common stock.

CUSIP No. 60463E103	13D/A	Page 10 of 13 Pages

Immediately prior to the effective time of the merger, each share of Old Miragen preferred stock converted into one share of Old Miragen's common stock.

Immediately prior to the consummation of the merger, BV-V held an aggregate of 2,286,214 shares of common stock of Old Miragen, which in turn had represented 55,500 shares of common stock of Old Miragen held by BV-V plus shares of common stock of Old Miragen issued upon the conversion of 1,691,598 shares of Series A preferred stock of Old Miragen, 306,027 shares of Series B preferred stock of Old Miragen and 233,089 shares of Series C preferred stock of Old Miragen held by BV-V. As a result of the Merger, the 2,286,214 shares of Old Miragen common stock held by BV-V immediately prior to the Merger converted into the right to receive 1,607,437 Shares.

Immediately prior to the consummation of the merger, BV-VI held an aggregate of 711,753 shares of common stock of Old Miragen, which in turn had represented 147,419 shares of common stock of Old Miragen held by BV-VI plus shares of common stock of Old Miragen issued upon the conversion of 564,334 shares of Series C preferred stock of Old Miragen held by BV-VI. As a result of the Merger, the 711,753 shares of Old Miragen common stock held by BV-VI immediately prior to the Merger converted into the right to receive 500,433 Shares.

BV-V and BV-VI acquired the shares of common stock of Old Miragen as investments in their ordinary course of business.

Lock-Up Agreement

In connection with the Merger, and in order to induce the parties to close the Merger, certain officers, directors and securityholders of Old Miragen (each, a "Securityholder") entered into a lock-up agreement, dated October 31, 2016 (the "Lock-Up Agreement"), with Old Miragen that provided that from and after the date thereof until the earlier to occur of (a) 180 days after the Closing Date (as defined in the Merger Agreement) or (b) such date and time as the Merger Agreement shall be terminated (the "Lock-Up Period"), such Securityholders would not, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any of the Issuer's securities or shares of the Issuer's common stock, including, as applicable, Shares received in the Merger and issuable upon exercise of certain warrants and options.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Lefkoff, who is a member of BV Partners V, LLC and BV Partners VI, LLC, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

CUSIP No. 60463E103	13D/A	Page 11 of 13 Pages

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Amendment, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares, other than the potential sale of up to 103,650 Shares held by BV-VI that are not subject to the Lock-Up Agreement.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of March 7, 2017, BV-V beneficially owned and had voting and dispositive power with respect to 1,607,437 Shares, representing approximately 7.5% and BV-VI beneficially owned and had voting and dispositive power with respect to 474,273 Shares, representing approximately 2.2% of the approximately 21.3 million shares of common stock issued and outstanding as of February 13, 2017, as reported in the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

As of March 7, 2017, BV Partners V, LLC, by virtue of its position as general partner of BV-V, may be deemed to beneficially own and had voting and dispositive power with respect to 1,607,437 Shares, representing approximately 7.5% and BV Partners VI, LLC, by virtue of its position as general partner of BV-VI, may be deemed to beneficially own and had voting and dispositive power with respect to 474,273 Shares, representing approximately 2.2% of the approximately 21.3 million shares of common stock issued and outstanding as of February 13, 2017 as reported in the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

As of March 7, 2017, Lefkoff, Perl and Roshko as members of BV Partners V, LLC and BV Partners VI, LLC, may be deemed to beneficially own and had shared voting and dispositive power with respect to 1,607,437 Shares held by BV-V, representing approximately 7.5%, and 474,273 Shares held by BV-VI, representing approximately 2.2%, of the approximately 21.3 million shares of common stock issued and outstanding as of February 13, 2017 as reported in the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2017.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is described in Item 4 and incorporated herein by reference, other than certain sales by BV-VI.  The following transactions effected by BV-VI were open market sales:

Date	Number of Shares	Price Per Share[1]
February 22, 2017	4,102	$14.36[2]
February 23, 2017	1,800	$13.65[3]
February 24, 2017	6,500	$14.04[4]
February 27, 2017	1,500	$13.79[5]
February 28, 2017	2,258	$13.54[6]
March 6, 2017	9,392	$15.71[7]
March 6, 2017	608	$16.24[8]
________________

CUSIP No. 60463E103	13D/A	Page 12 of 13 Pages

(1) The prices reported in this table are weighted average prices.  BV-VI undertakes to provide to the Issuer, any security holder of Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each price within the ranges set forth in the footnotes below.
(2) These shares were sold in multiple transactions at prices ranging from $14.28 to $14.65, inclusive.
(3) These shares were sold in multiple transactions at prices ranging from $13.50 to $14.00, inclusive.
(4) These shares were sold in multiple transactions at prices ranging from $14.00 to $14.05, inclusive.
(5) These shares were sold in multiple transactions at prices ranging from $13.75 to $13.87, inclusive.
(6) These shares were sold in multiple transactions at prices ranging from $13.50 to $13.70, inclusive.
(7) These shares were sold in multiple transactions at prices ranging from $15.20 to $16.20, inclusive.
(8) These shares were sold in multiple transactions at prices ranging from $16.21 to $16.31, inclusive.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.  Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2	Form of Lock-Up Agreement, dated as of October 31, 2016, by and between Miragen Therapeutics, Inc. and each of Boulder Ventures V, L.P. and Boulder Ventures VI, L.P.

CUSIP No. 60463E103	13D/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Dated: March 7, 2017
BOULDER VENTURES V, L.P.

By:   BV Partners V, LLC
Its:   General Partner

By: /s/ Kyle Lefkoff
    Kyle Lefkoff, Managing Member

BOULDER VENTURES VI, L.P.

By:   BV Partners VI, LLC
Its:   General Partner

By:  /s/ Kyle Lefkoff
     Kyle Lefkoff, Managing Member

/s/ Kyle Lefkoff
Kyle Lefkoff

/s/ Jonathan L. Perl
Jonathan L. Perl

/s/ Peter A. Roshko
Peter A. Roshko